CVRD announces plan to offer 10-year notes

Rio de Janeiro, January 3, 2006 – Companhia Vale do Rio Doce (CVRD) announces that it plans to offer ten-year notes in the international capital markets through its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas). The net proceeds of the offering will be used for CVRD’s general corporate purposes, including payment of the purchase price for any and all of Vale Overseas’ US$300 million 9.000% Guaranteed Notes due 2013 that are tendered and accepted by Vale Overseas in the concurrent tender offer launched today and expected to expire on Tuesday, January 10, 2006, unless extended or earlier terminated.

The notes will be unsecured and unsubordinated obligations of Vale Overseas and will be fully and unconditionally guaranteed by CVRD. The guarantee will rank pari passu with all of CVRD’s other unsecured and unsubordinated debt obligations.

J.P. Morgan Securities Inc. is acting as underwriter on the notes offering and dealer manager on the tender offer.

CVRD and Vale Overseas have filed a registration statement (including a prospectus) with the Securities Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents CVRD and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities Inc. will arrange to send you the prospectus if you request it by calling toll-free (866) 846-2874 (in the United States), or by calling collect 1-212- 834-7279 (outside the United States).

For further information, please contact:

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540

Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053

Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557

Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946

Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849

Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.